SEC EDGAR Submission Header Summary

Submission Type	**8-K**
Exchange	**NYSE**
Sub Filer Id	**0000043704**
Sub Filer Ccc	**v6*gsawh**
Contact Name	**Penny Collins**
Contact Phone Number	**802-655-8410**
Item Ids	**1.01**
	5.02
	9.01
Reporting Period	**03-08-2006**
Global Enclosed File Count	**2**
Internet Address	**collins@greenmountainpower.biz**
	griffin@greenmountainpower.biz
	haddad@greenmountainpower.biz
	lucia@greenmountainpower.biz
	rendall@greenmountainpower.biz
	rogan@greenmountainpower.biz

Documents

8-K	**form8_k.htm**
	Form 8-K Bugbee Griffin Press Release
EX-99	**exhibit99_1.htm**
	Exhibit 99.1 Bugbee Griffin Press Release

Module and Segment References

Submission Type	**8-K**
Exchange	**NYSE**
Sub Filer Id	**0000043704**
Sub Filer Ccc	**v6*gsawh**

```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>Penny Collins</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>802-655-8410</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000043704</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>v6*gsawh</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>1.01</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>5.02</value>
    </field>
    <field sid="SubItem_itemId_2">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>03-08-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>2</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>form8_k.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>Form 8-K Bugbee Griffin Press Release</value>
    </field>
    <data sid="data1">
      <filename>form8_k.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>exhibit99_1.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>Exhibit 99.1 Bugbee Griffin Press Release</value>
    </field>
    <data sid="data2">
      <filename>exhibit99_1.htm</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <field sid="SubInternet_internetAddress_">
      <value>collins@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_1">
      <value>griffin@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_2">
      <value>haddad@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_3">
      <value>lucia@greenmountainpower.biz</value>
    </field>
```

```
      <field sid="SubInternet_internetAddress_4">
        <value>rendall@greenmountainpower.biz</value>
      </field>
      <field sid="SubInternet_internetAddress_5">
        <value>rogan@greenmountainpower.biz</value>
      </field>
      <check sid="SubFlag_overrideInternetFlag_">
        <value>off</value>
      </check>
    </page>
    <page sid="PAGE4">
    </page>
    <page sid="PAGE6">
    </page>
    <page sid="PAGE7">
    </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act Of 1934

March 7, 2006
Date of Report (Date of earliest event reported)

GREEN MOUNTAIN POWER CORPORATION
(Exact name of registrant as specified in its charter)

VERMONT
(State of other jurisdiction of incorporation)

1-8291	**03-0127430**
(Commission File Number)	(IRS Employer Identification Number)

163 ACORN LANE
COLCHESTER, VT 05446
(Address and zip code of principal executive offices)

(802) 864-5731
(Registrant's telephone number, including area code)

N/A
(Former name of former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On March 7, 2006, Green Mountain Power Corporation (the "Company") announced that the Board of Directors appointed Dawn Bugbee to the position of Vice President and Chief Financial Officer of the Company. Ms. Bugbee will also function as principal accounting officer and manage the treasury function of the Company. Concurrently, the Company announced that Mr. Robert J. Griffin will become Vice President - Power Supply Planning and Risk Management and will no longer serve as Vice President, Chief Financial Officer and Treasurer and principal accounting officer of the Company. The foregoing changes will be effective as of March 20, 2006. A copy of the press release issued on March 7, 2006, is attached as Exhibit 99.1 to this Current Report and incorporated by reference herein.

Ms. Bugbee, 49, has been the Chief Financial Officer at the Northwestern Medical Center Hospital in St. Albans, Vermont since 1996. Ms. Bugbee is a licensed certified public accountant with the State of Vermont.

In her new position Ms. Bugbee will receive an annual base salary of $175,000 and a signing bonus of $10,000. In addition to employment benefits offered to all Company employees, Ms. Bugbee will participate in the Company's Management Compensation Plan, Officers' Insurance Plan and will be eligible to participate in the Officers' Deferred Compensation Plan beginning in 2006.

The Company currently contemplates entering into a change of control agreement and a new supplemental retirement plan with Ms. Bugbee upon commencement of her employment with the Company. The Company will amend this Current Report on Form 8-K at the time such agreements become available.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors;   Appointment of Principal Officers.

The information required by this item is included in Item 1.01 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated March 7, 2006.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN MOUNTAIN POWER CORPORATION
(Registrant)

Date: March 7, 2006

By: /s/ Christopher L. Dutton

Name: Christopher L. Dutton
Title: President and Chief Executive Officer

Exhibit Index

Exhibit 99.1   Press Release, dated March 7, 2006.

EXHIBIT 99.1

GREEN MOUNTAIN POWER CREATES
NEW POWER SUPPLY AND RISK MANAGEMENT POSITION,
HIRES NEW CFO

COLCHESTER, VT… Green Mountain Power announced today that on March 20, 2006, Robert Griffin, who has been with Green Mountain Power since 1982 and served as Vice President and Chief Financial Officer for the past three years, will take on the new position of Vice President, Power Supply and Risk Management. This position was created to help the Company respond appropriately to the volatile wholesale power supply market and the challenges associated with exploring long-term power contracts over the course of the next several years.

"Bob's strong analytical skills and insights will be very important to us as we enter a critical period in planning for Vermont's energy future," said Chris Dutton, Green Mountain Power President and Chief Executive Officer. "We also look for Bob to continue to enhance the Company's risk management practices," he added.

Dawn Bugbee, 49, will become the Company's new Vice President and Chief Financial Officer, also beginning March 20. Ms. Bugbee is currently Chief Financial Officer at the Northwestern Medical Center in St. Albans, Vermont.

In making the announcement, Mr. Dutton said he is "very pleased to strengthen our management team with the addition of Dawn as Chief Financial Officer. She brings strong financial and leadership capabilities to the position, and we will welcome her perspective."

Ms. Bugbee, a certified public accountant, has been with Northwestern Medical Center since 1989, serving as CFO since 1996. She is a graduate of Castleton State College and lives in Colchester with her husband and four children.

For further information, please contact Dorothy Schnure, Manager of Corporate Communications, at 802-655-8418.